1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: chris@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; OTCQX: IRRZF
February 6, 2020	www.integraresources.com

INTEGRA RESOURCES INTERSECTS 5.99 G/T AUEQ OVER 3.05 M AT WAR EAGLE IN 150 M STEP-OUT,

IDENTIFIES LARGE GOLD-SILVER ANOMALY ADJACENT TO FLORIDA MOUNTAIN, COMMENCES

DRILLING AT THE HIGH-GRADE HENRIETTA TARGET

• The initial War Eagle drill program has defined 300 meters (“m”) of strike-length on a mineralized structure with multiple intercepts into a high-grade shoot, including:

o Drill hole IWE19-01: 10.88 g/t gold (“Au”) and 115.31 g/t silver (“Ag”) (12.37 g/t gold equivalent (“AuEq”)) over 34.14 m (Previously disclosed drill hole, see news release dated December 10, 2019).

• The War Eagle drill holes released today tested for the extent of the mineralization and intersected gold and silver more than 150 m on either side of the previously reported high-grade shoot. Drilling highlights, indicative of zone continuity over at least 300 m, include:

o Drill hole IWE19-06: 5.40 g/t Au and 45.85 Ag (5.99 g/t AuEq) over 3.05 meters (“m”), located approximately 150 m south of IWE19-01 and IWE19-02.

o Drill hole IWE19-04: 2.98 g/t Au and 7.27 g/t Ag (3.07 g/t AuEq) over 3.05 m, located approximately 150 m north of IWE19-01 and IWE19-02.

o Drill hole IWE19-05: 3.29 g/t Au and 155.57 g/t Ag (5.29 g/t AuEq) over 0.30 m, located approximately 150 m north of IWE19-01 and IWE19-02.

• Based on 2019 War Eagle drilling, soil geochemical sampling and historic data compilation, Integra has identified a 1,200 m long north-northwest trending zone of mineralization with several areas having the potential for additional high-grade shoots. In mid-2020, the Company will return to War Eagle for follow-up, close spaced drilling.

• Soil geochemical surveys at Florida Mountain have delineated a 1,400 m x 600 m high intensity Au, Ag, Arsenic (“As”) and Molybdenum (“Mo”) anomaly directly to the east of the existing Florida Mountain resource. The size and intensity of the new anomaly is equal to the footprint of the Florida Mountain resource and has seen limited historic drilling.

• Drilling at the high-grade Henrietta Target has commenced with an initial 1,500 m drill program. Previous drilling at Henrietta intersected:

o IDM18-066: 0.35 g/t Au and 252.69 g/t Ag (3.60 g/t AuEq) over 30.48 m, including: 0.28 g/t Au and 1,080.90 g/t Ag (14.19 m g/t AuEq) over 4.57 m (Previously disclosed drill hole, see news release dated October 10, 2018).

• Integra Resources named to 2020 OTCQX Best 50 and Announces Graduation to Tier 1 Issuer on TSX Venture Exchange.

Vancouver, British Columbia – Integra Resources Corp. (“Integra” or the “Company”) (TSX-V:ITR; OTCQX:IRRZF) is pleased to announce additional results from the 2019 drill program at War Eagle Mountain (“War Eagle”), situated in the southeast corner of the DeLamar Project (“DeLamar”) in Owyhee County, Idaho. In addition, the Company is also pleased to report positive geochemical results from War Eagle and the Florida Mountain Deposit (“Florida Mountain”) as well as the commencement of exploration drilling at the high-grade Henrietta target (“Henrietta”), located on the western edge of the DeLamar Deposit.

“With these latest results from War Eagle, the Company has identified an open-ended gold-silver mineralized zone that is at least 300 m in length, within which at least one or several moderately to steeply plunging high-grade “shoots” exist. These “shoots” are zones of higher-grade mineralization, developed due to local structural influences, within a more extensive, comparatively lower grade body. These latest results, though lower in grade and thickness than previously reported intercepts within the same structure, are nonetheless indicative of continuity on a target structure that is entirely open to further expansion. The 2019 drill program was designed to test for these possible high-grade shoots and establish the orientation of the controlling structures in order to better plan for a more extensive drill program in 2020. Follow-up surface geochemical sampling conducted in 2019 with results received following the drill program, indicate that the better parts of the related gold-silver anomalies have yet to be tested and that parallel structures containing more shoots may exist. As such, the drill program scheduled for War Eagle in 2020 will be approximately 5,000 m and is designed to further define these high grade shoots in an effort to begin building a potential high-grade resource at War Eagle in 2020,” noted President and CEO George Salamis. “In addition to War Eagle, Integra received positive news from Florida Mountain where a new, high intensity gold-silver soil geochemical anomaly has been identified from recent sampling, directly east of the Florida Mountain resource boundary. The large anomaly, measuring roughly 1400 m x 600 m in area, is roughly the same size and intensity as the existing resource envelope at the Florida Mountain Deposit. This newly generated high-intensity anomaly is largely untested by historical drilling and the Company plans to initiate drilling in this area by mid-year. Lastly, the Company is excited to report the commencement of exploration drilling at the Henrietta Target, situated southwest of the DeLamar resource. Drilling conducted by Integra in 2018 intercepted some of the highest silver grades on the project. The start to 2020 has certainly been very exciting for the Company and its shareholders.”

War Eagle Project Results and Future Plans

The objective of the 2019 drill program at War Eagle was to evaluate the potential for high-grade vein mineralization within a 1,200 m north-by-northwest mineralized zone defined by the Integra drill program and the compilation of historic drilling at War Eagle. The area is covered by volcanics, approximately 200 m thick, underlain by basement granite which is the host to the high-grade veins mined historically at Silver City and Florida Mountain to the north. Historic production from the Silver City District, which also hosts War Eagle, is reported to have exceeded 500,000 ounces of gold from narrow high-grade veins mined from within the granite. Reports suggest that much of this production came primarily from several well-developed shoots, each with a strike-length of less than 100 m and down dip extensions of several hundred meters. Initial drilling at War Eagle has shown that in addition to high-grade veins within the underlying granite, there is potential for high-grade shoots within the overlying volcanics as well. This concept was demonstrated in drill holes IWE19-01 and IWE19-02 which were announced on December 10, 2019. To view the news release, please click on the following link:

https://integraresources.com/news/2019/integra-resources-intercepts-high-grade-at-war-eagle-and- florida-mountain-including-73.62-g-t-au-and-817.29-g-t-ag-over-4.27-m/

Drill holes IWE19-04, IWE19-05, and IWE19-06 reported in this release have defined a structure with approximately 300 m of strike-length within the mineralized footprint of 1,200 m. These holes were widely spaced and designed primarily to establish the orientation of the controlling structure. Further close spaced drilling will be required along the entire 1,200 m strike-length of this structure to further define other potential high-grade shoots and, potentially, future resources at War Eagle.

The table below highlights the best results obtained to date from the War Eagle 2019 drill program.

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au(2)	g/t Ag(2)	g/t AuEq(3)
IWE19-01	116.74	150.88	34.14	10.88	115.31	12.37
Incl:	116.74	121.01	4.27	73.62	817.26	84.14
Incl:	147.83	150.88	3.05	9.93	48.34	10.55
(Previously Disclosed)
IWE19-01	315.16	317.30	2.13	6.03	269.33	9.50
(Previously Disclosed)
IWE19-02	172.82	196.14	23.32	1.40	51.42	2.06
Incl:	194.16	195.38	1.22	8.32	713.73	17.51
(Previously Disclosed)
IWE19-02	87.48	88.70	1.22	2.32	0.83	2.33
(Previously Disclosed)
IWE19-04	160.93	163.98	3.05	2.98	7.27	3.07
IWE19-05	285.90	287.73	1.83	1.96	112.86	3.42
	319.13	319.43	0.30	3.29	155.57	5.29
IWE19-06	227.99	231.04	3.05	5.40	45.85	5.99
	235.91	236.98	1.07	1.11	36.88	1.58
	341.99	342.14	0.15	2.66	20.47	2.92
IWE19-07	164.74	167.03	2.29	1.70	3.50	1.75
	190.20	190.96	0.76	1.53	5.25	1.60

(1) Downhole thickness; not yet able to estimate true width as drill hole data for only 7 drill holes has been received to date

(2) Intervals reported are uncapped

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

Concurrent with the 2019 drill program at War Eagle Mountain, the Company completed a soil geochemical sampling program which outlined a 1 km long north-south trending linear zone of anomalous Au, Ag, As and Mo values, situated 400 m to the east of the structure recently drilled by Integra. This summer, the Company plans to run several lines of Induced Polarization (“IP”) geophysics over this anomaly, in addition to preliminary reconnaissance drilling. This new geochemical anomaly is located in an area with little to no historical mining and no historical drilling and has the potential to be larger than the structures and high-grade shoots intersected at War Eagle in 2019. These discoveries continue to demonstrate the potential for a high-grade component at the DeLamar Project that could significantly augment future resource estimates, economics and optionality on the project.

To view maps of the Au and As geochemical anomaly at War Eagle, please click on the following links:

https://www.integraresources.com/site/assets/files/2572/war_eagle_anomaly_au.pdf

https://www.integraresources.com/site/assets/files/2572/war_eagle_anomaly_as.pdf

Florida Mountain High-Grade and Geochemical Anomaly

The Company completed an extensive soil geochemical sampling program at Florida Mountain during the summer of 2019. This program revealed a high-intensity 1,400 m x 600 m gold-silver soil anomaly immediately east of the resource at Florida Mountain. This geochemical anomaly is approximately the same size as the resource envelope at Florida Mountain and has the potential to add near surface, oxide and transitional mineralized material amenable to heap leaching.

Previous operators completed a limited drill program within a small area on the western side of this large anomaly. The historic drill program, though limited, did intersect high-grade gold-silver mineralization in this area. A sampling of results from historic drilling into the western part of this anomaly include:

Drill Hole Number (1)	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq(2)
F0856	28.96	30.48	1.52	8.88	13.37	9.05
	7.62	9.14	1.52	43.99	43.89	44.55
F0969A	9.14	10.67	1.53	10.97	13.03	11.14
	10.67	12.19	1.52	33.53	34.63	33.98
	7.62	9.14	1.52	14.78	12.69	14.94
F0996	9.14	10.67	1.53	9.77	171.77	11.98
	10.67	12.19	1.52	9.39	12.34	9.55

(1) The historic drill data reported in this release was developed by previous operators of the Florida Mountain Deposit prior to the introduction of NI-43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from Kinross/Nerco DeLamar Mine exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

The geochemical anomaly also suggests the potential for a high-grade vein structure within this anomalous zone. The historic drill results above do suggest a high-grade component within the anomaly. Like War Eagle, the higher-grade shoots within Florida Mountain are interpreted as having developed on the intersection of these north-south structures with subsidiary east-west striking faults. An IP / Resistivity survey covering Florida Mountain is scheduled for June and the expectation is that this survey will help in the delineation of both the primary north-south structures and the east-west cross-structures.

To view a map of the Au geochemical anomaly at Florida Mountain, please click on the following link:

https://www.integraresources.com/site/assets/files/2572/fm_anomaly_feb_2020_nr.pdf

Henrietta Drill Program

The Company is excited to announce that it has commenced drilling at the high-grade Henrietta target, situated 500 m west of the DeLamar resource boundary. The drilling will include 1,500 m aimed at intersecting additional high-grade gold-silver mineralization on extent from previous drilling by the Company as announced on October 10, 2018. To view the news release, please click on the following link:

https://integraresources.com/news/2018/integra-intercepts-1080.90-g-t-ag-and-0.28-g-t-au-13.00-g-t- aueq-over-4.57-m-in-high-grade-discovery-at-the-delamar-project/

The Henrietta Target is host to a number of shallow, hand-dug shafts dating back to the late 1800s. In October 2018, drilling by the Company confirmed a shallow high-grade discovery at Henrietta with highlights including:

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au	g/t Ag	g/t AuEq(2)
IDM18-066	57.91	59.44	1.53	0.20	344.47	4.63
(Previously Disclosed)
IDM18-066	74.68	105.16	30.48	0.35	252.69	3.60
Incl:	80.77	85.34	4.57	0.28	1080.90	14.19
(Previously Disclosed)

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 85% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

This +1,000 g/t Ag intercept remains the highest-grade silver intercepted by the Company to date.

OTCQX Top 50 and TSX Tier 1:

The Company is pleased to announce that Integra has been named to the 2020 OTCQX® Best 50, a ranking of top performing companies traded on the OTCQX Best Market last year. The Company is also pleased to announce that it has been approved for graduation from Tier 2 to Tier 1 issuer status on the TSX Venture Exchange (the “TSXV”).

OTCQX Best 50

The OTCQX Best 50 is an annual ranking of the top 50 U.S. and international companies traded on the OTCQX market. The ranking is calculated based on an equal weighting of one-year total return and average daily dollar volume growth in the previous calendar year. Companies in the 2020 OTCQX Best 50 were ranked based on their performance in 2019.

For the complete 2020 OTCQX Best 50 ranking, visit: https://www.otcmarkets.com/files/2020_OTCQX_Best_50.pdf

The OTCQX Best Market offers transparent and efficient trading of established, investor-focused U.S. and global companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws.

TSXV Tier 1

The TSXV classifies issuers into different tiers based on standards including historical financial performance, stage of development and financial resources. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers. Tier 1 issuers benefit from decreased filing requirements and improved service standards.

As a result of the graduation to Tier 1 issuer status, the remaining 2,416,407 common shares of Integra currently held in escrow will be released on or about February 6, 2020. The number of outstanding common shares of Integra will not change as a result of the escrow release.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, and is a “Qualified Person” (“QP”) as defined in National Instrument 43- 101 – Standards of Disclosure for Mineral Projects

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the “Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA (October 22, 2019).”

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward- looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.